     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 28, 1998

                                                      REGISTRATION NO. 333-40129
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ---------------------

                       POST-EFFECTIVE AMENDMENT NO. 1 TO

                                    FORM S-3

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                                GREAT LAKES REIT
             (Exact Name of Registrant as Specified in Its Charter)

                      MARYLAND                                             36-4238056
          (State or Other Jurisdiction of                               (I.R.S. Employer
           Incorporation or Organization)                            Identification Number)

                               823 COMMERCE DRIVE
                                   SUITE 300
                           OAK BROOK, ILLINOIS 60523
                                 (630) 368-2900

    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                               RICHARD L. RASLEY
                           EXECUTIVE VICE PRESIDENT,
                        CO-GENERAL COUNSEL AND SECRETARY
                                GREAT LAKES REIT
                         823 COMMERCE DRIVE, SUITE 300
                           OAK BROOK, ILLINOIS 60523
                                 (630) 368-2900

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)

                                   Copies to:
                               TIMOTHY J. MELTON
                           JONES, DAY, REAVIS & POGUE
                              77 WEST WACKER DRIVE
                          CHICAGO, ILLINOIS 60601-1692
                                 (312) 782-3939
                             ---------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  From time to time after this Post-Effective Amendment No. 1 to Registration
                         Statement becomes effective as
               determined by market conditions and other factors.
                             ---------------------

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
---------

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                             ---------------------

    THE REGISTRANT HEREBY AMENDS THIS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
                             ---------------------

    PURSUANT TO RULE 414(D) UNDER THE SECURITIES ACT OF 1933, THE REGISTRANT, AS THE SUCCESSOR ISSUER TO GREAT LAKES REIT, INC., HEREBY ADOPTS GREAT LAKES REIT, INC.'S REGISTRATION STATEMENT ON FORM S-3 (COMMISSION FILE NO. 333-40129) AS ITS OWN REGISTRATION STATEMENT FOR ALL PURPOSES OF THE SECURITIES ACT OF 1933 AND THE SECURITIES EXCHANGE ACT OF 1934.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   SUBJECT TO COMPLETION, DATED JULY 28, 1998
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A POST-EFFECTIVE AMENDMENT TO A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE POST-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                                2,943,923 SHARES

                                GREAT LAKES REIT

                      COMMON SHARES OF BENEFICIAL INTEREST

                                 --------------

    This Prospectus relates to 2,943,923 Common Shares of Beneficial Interest, par value $.01 per share ("Common Shares"), of Great Lakes REIT, a real estate investment trust formed under the laws of the State of Maryland (the "Company"), to be offered (the "Offering") by certain selling shareholders (the "Selling Shareholders"). See "Selling Securityholders." The Offering will terminate on the earlier of the date that all Common Shares subject to the Offering have been sold or otherwise disposed of to parties unaffiliated with the Selling Shareholders or on December 5, 1998, unless otherwise extended. The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders. The Common Shares are the only class of common equity securities outstanding and each Common Share is entitled to one vote per share. The Common Shares offered hereby are listed on the New York Stock Exchange (the "NYSE") under the symbol "GL." On July 27, 1998, the closing sale price of the Common Shares on the NYSE Composite Tape was $16.13 per share.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED HEREBY.

                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY
      OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                              -------------------

    The distribution of the Common Shares by the Selling Shareholders may be effected from time to time in one or more transactions (which may involve block transactions) on the NYSE or such other national stock exchange or such other national stock exchange on which the Common Shares are traded, in special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of such exchanges, in the over-the-counter market, in negotiated transactions, through underwriters, or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market price or at negotiated prices.

    The aggregate proceeds to the Selling Shareholders from the Common Shares will be the purchase price of Common Shares sold less the aggregate agents' commissions and underwriters' discounts, if any. The Company will receive no proceeds from this Offering, but will pay the expenses of registration under the Securities Act of 1933, as amended (the "Securities Act"), relating to this Offering. See "Plan of Distribution."

                              -------------------

    Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of any of the Common Shares may be deemed to be "underwriters" within the meaning of the Securities Act and any discount or commission received by them and any profits on the resale of the Common Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

                              -------------------

                  THE DATE OF THIS PROSPECTUS IS JULY  , 1998.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained at prescribed rates by writing the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Common Shares are listed on the NYSE, and reports, proxy statements and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

    The Company has filed with the Commission a registration statement (the "Registration Statement," which term shall include any amendments thereto) on Form S-3 under the Securities Act with respect to the Common Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and to which reference is hereby made. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

    All information contained in this Prospectus relating to the Selling Shareholders or to the proposed or potential methods of distribution of Common Shares being offered hereby has been supplied by the Selling Shareholders and the Company takes no responsibility for the accuracy thereof.

    NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents heretofore filed by the Company with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus and shall be deemed to be a part hereof:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1997;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998;

    3. The Company's Current Report on Form 8-K/A dated February 6, 1998, filed with the Commission on February 20, 1998; the Company's Current Report on Form 8-K dated April 17, 1998, filed with the Commission on April 20, 1998; the Company's Current Report on Form 8-K dated April 21, 1998, filed with the Commission on April 24, 1998; the Company's Current Report on Form 8-K dated May 22, 1998 filed with the Commission on June 4, 1998; the Company's Current Report on Form 8-K/A dated June 18, 1998, filed with the Commission on June 19, 1998; and the Company's Current Report on Form 8-K/A dated July 24, 1998, filed with the Commission on July 24, 1998; and

    4. The Company's Registration Statement on Form 8-A filed with the Commission on July 16, 1998, including any amendment or report filed for the purpose of updating such description.

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from their respective dates of filing. Any statement contained herein or in any document incorporated or deemed to be incorporated shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent a statement contained in this Prospectus or in any subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS (OTHER THAN EXHIBITS TO THE INFORMATION THAT HAS BEEN INCORPORATED BY REFERENCE UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO RICHARD L. RASLEY, EXECUTIVE VICE PRESIDENT, CO-GENERAL COUNSEL AND SECRETARY, GREAT LAKES REIT, AT THE COMPANY'S PRINCIPAL EXECUTIVE OFFICES, 823 COMMERCE DRIVE, SUITE 300, OAK BROOK, ILLINOIS 60523, TELEPHONE NUMBER (630) 368-2900. PERSONS REQUESTING COPIES OF EXHIBITS TO SUCH DOCUMENTS THAT WERE NOT SPECIFICALLY INCORPORATED BY REFERENCE IN SUCH DOCUMENTS WILL BE CHARGED THE COSTS OF REPRODUCTION AND MAILING.

                                  THE COMPANY

    IN 1996, THE COMPANY'S PREDECESSOR ORGANIZED GREAT LAKES REIT, L.P. (THE "OPERATING PARTNERSHIP") AND SUBSEQUENTLY TRANSFERRED ALL OF THE PROPERTIES (AS DEFINED HEREIN) TO THE OPERATING PARTNERSHIP. AS THE SOLE GENERAL PARTNER OF THE OPERATING PARTNERSHIP, THE COMPANY HAS EXCLUSIVE POWER TO MANAGE AND CONDUCT THE BUSINESS OF THE OPERATING PARTNERSHIP, SUBJECT TO CERTAIN LIMITED EXCEPTIONS. ALTHOUGH THE COMPANY AND THE OPERATING PARTNERSHIP ARE SEPARATE ENTITIES, UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES IN THIS PROSPECTUS TO THE "COMPANY" REFER TO THE COMPANY, ITS PREDECESSOR AND THE OPERATING PARTNERSHIP, COLLECTIVELY.

    The Company is a fully integrated, self-administered and self-managed real estate company focused on acquiring, renovating, owning and operating suburban office and light industrial properties primarily located within an approximate 500-mile radius of metropolitan Chicago (the "Midwest Region"). As of June 30, 1998, the Company owned and operated 37 properties (the "Properties") in suburban Chicago, Milwaukee, Minneapolis, Detroit, Columbus, Cincinnati and Denver (the "Current Markets"). The Properties contain approximately 4.4 million rentable square feet leased to over 500 tenants in a variety of businesses. The Properties primarily consist of Class A and Class B suburban office properties and range in size from 15,000 to 370,000 rentable square feet. The Company has elected to be treated for federal income tax purposes as a real estate investment trust ("REIT").

    The Company is a real estate investment trust formed under the laws of the State of Maryland and its principal executive offices are located at 823 Commerce Drive, Suite 300, Oak Brook, Illinois 60523, telephone number (630) 368-2900.

                                  THE OFFERING

Common Shares offered by the Selling Shareholders.........  2,943,923   shares
Common Shares outstanding as of July 27, 1998.............  17,558,945  shares  (1)
New York Stock Exchange Symbol............................                GL

------------------------

(1) Assumes the issuance of 72,497 Common Shares in exchange for all outstanding interests in the Operating Partnership ("OP Units") other than those OP Units held by the Company. Excludes 1,182,190 shares issuable upon the exercise of outstanding options to purchase Common Shares.

                                USE OF PROCEEDS

    All Common Shares being offered hereby will be sold by the Selling Shareholders for their own account. The Company will not receive any proceeds from such sales.

                                  RISK FACTORS

    An investment in the Common Shares involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained in this Prospectus before making a decision to purchase Common Shares in the Offering.

CONCENTRATION OF PROPERTIES IN MIDWEST REGION

    Thirty-five of the Properties are located in the Midwest Region, including 17 located in the suburban Chicago, Illinois area. Like other real estate markets, these commercial real estate markets have experienced economic downturns in the past, and future declines in any of these economies or real estate markets could adversely affect the Company's funds available for distribution to shareholders. The Company's financial performance and its ability to make distributions to shareholders are therefore dependent on the economic conditions in the Midwest Region, particularly in the Chicago area. The Company's revenues and the value of its Properties may be affected by a number of factors, including local economic conditions (which may be adversely impacted by business layoffs or downsizing, industry slowdowns, changing demographics and other factors) and local real estate conditions (such as oversupply of or reduced demand for office, industrial and other competing commercial properties). There can be no assurance that the economies of the Midwest Region or the Chicago area will continue to grow or that any future growth will meet historical growth rates.

RISK THAT THE COMPANY MAY BE UNABLE TO RETAIN TENANTS OR RENT SPACE UPON LEASE
  EXPIRATIONS

    The Company will be subject to the risks that upon expiration, leases may not be renewed, the space may not be relet or the terms of renewal or reletting (including the cost of required renovations) may be less favorable than the expired lease terms. Leases on a total of approximately 5.4%, 11.3%, 15.2% and 18.7% of the occupied rentable square feet of the Properties will expire in 1998, 1999, 2000 and 2001, respectively. If the Company is unable to promptly relet or renew leases for all or a substantial portion of this space or if the rental rates upon such renewal or reletting are significantly lower than expected, the Company's cash flow and ability to make distributions to shareholders could be adversely affected.

RISKS ASSOCIATED WITH THE RECENT ACQUISITION OF MANY OF THE PROPERTIES; LACK OF
  OPERATING HISTORY

    Substantially all of the Properties have been under the Company's management for less than five years and 23 of the Properties have been acquired since January 1, 1996. The most recently acquired Properties may have characteristics or deficiencies unknown to the Company that may impact their value or revenue potential. It is also possible that the operating performance of the most recently acquired Properties may decline under the Company's management.

    The Company is currently experiencing a period of rapid growth. As the Company acquires additional properties, the Company will be subject to risks associated with managing new properties, including lease-up and tenant retention. In addition, the Company's ability to manage its growth effectively will require it to successfully integrate its new acquisitions into its existing management structure. No assurances can be given that the Company will be able to successfully integrate such properties or effectively manage additional properties, or that newly acquired properties will perform as expected.

REAL ESTATE FINANCING RISKS

    INABILITY TO REPAY OR REFINANCE INDEBTEDNESS AT MATURITY. The Company will be subject to risks normally associated with debt financing, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest and the risk that any indebtedness will not be able to be refinanced or that the terms of any such refinancing will be less favorable than the terms of the expiring indebtedness.

    POTENTIAL EFFECT OF RISING INTEREST RATES ON COMPANY'S VARIABLE RATE
DEBT. Advances under the Company's bank credit facility (the "Credit Facility") bear interest at variable rates and the indebtedness under certain other lines of credit and existing mortgage notes are subject to periodic adjustments based on the then current market interest rates. In addition, the Company may incur other variable rate indebtedness in the future. Increases in interest rates on such indebtedness would increase the Company's interest expense, which could adversely affect the Company's cash flow and amounts available for distribution to shareholders.

REAL ESTATE INVESTMENT RISKS

    REAL ESTATE OWNERSHIP RISKS. Real property investments are subject to varying degrees of risk. The yields available from equity investments in real estate depend in large part on the amount of revenue generated and expenses incurred. If the Company's real properties do not generate revenue sufficient to meet operating expenses, including debt service, tenant improvements, leasing commissions and other capital expenditures, the Company may have to borrow additional amounts to cover fixed costs and the Company's cash flow and ability to make distributions to its shareholders would be adversely affected. The Company's revenue and the value of its Properties may be adversely affected by a number of factors, including the national economic climate; the local economic climate; local real estate conditions; the perceptions of prospective tenants of the attractiveness of its Properties; the ability of the Company to manage and maintain its real properties and secure adequate insurance; and increased operating costs (including real estate taxes and utilities). In addition, real estate values and income from properties are also affected by such factors as applicable laws, including tax and environmental laws, interest rate levels and the availability of capital.

    ILLIQUIDITY OF REAL ESTATE. Equity real estate investments are relatively illiquid. Such illiquidity will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), limits a REIT's ability to sell properties held for fewer than four years. This limitation may adversely affect the Company's ability to sell properties.

    IMPACT OF COMPETITION ON OCCUPANCY LEVELS AND RENTS CHARGED. Numerous office properties compete with the Properties in attracting tenants to lease space. Some of the competing properties may be newer, better located or owned by parties better capitalized than the Company. The number of competitive commercial properties in a particular area could have a material adverse effect on (i) the ability to lease space in the Properties (or in newly acquired or developed properties) and (ii) the rents charged.

    POTENTIAL INCREASES IN CERTAIN TAXES AND REGULATORY COMPLIANCE
COSTS. Because increases in income, service or transfer taxes are generally not passed through to tenants under leases, such increases may adversely affect the Company's cash flow and its ability to make distributions to shareholders. The Properties are also subject to various federal, state and local regulatory requirements, such as requirements of the Americans with Disabilities Act (the "ADA"), which requires all public accommodations and commercial facilities to meet certain federal requirements related to access and use by disabled persons, and state and local fire and life safety requirements. Compliance with the ADA requirements could require removal of access barriers. Failure to comply with all applicable regulatory requirements could result in the imposition of fines by governmental authorities or awards of damages to private litigants. The Company believes that the Properties are currently in substantial compliance with all such regulatory requirements. However, there can be no assurance that these requirements will not be changed or that new requirements will not be imposed which would require significant unanticipated expenditures by the Company that could have an adverse effect on the Company's cash flow and distributions to shareholders.

    IMPACT OF FINANCIAL CONDITION AND SOLVENCY OF TENANTS ON COMPANY'S CASH FLOW. At any time, a tenant of the Properties may seek the protection of bankruptcy laws, which could result in rejection and termination of such tenant's lease and thereby cause a reduction in cash flow available for distribution by the Company.

Although the Company has not experienced material losses from tenant bankruptcies, no assurance can be given that tenants will not file for bankruptcy protection in the future or, if any tenants file, that they will affirm their leases and continue to make rental payments in a timely manner. In addition, a tenant from time to time may experience a downturn in its business which may weaken its financial condition and result in a failure to make rental payments when due. If tenant leases are not affirmed following bankruptcy or if a tenant's financial condition weakens, the Company's revenues and cash flows may be adversely affected.

RISKS OF ACQUISITION, RENOVATION AND DEVELOPMENT ACTIVITIES

    The Company intends to continue acquiring office properties. Acquisitions of office properties entail risk that investments will fail to perform in accordance with expectations. Estimates of renovation costs and costs of improvements to bring an acquired property up to standards established for the market position intended for that property may prove inaccurate. In addition, there are general investment risks associated with any new real estate investment.

    The Company may renovate or expand its Properties from time to time. Renovation and expansion projects generally require expenditure of capital as well as various government and other approvals, the receipt of which cannot be assured. While policies with respect to renovation and expansion activities are intended to limit some of the risks otherwise associated with such activities, the Company would nevertheless incur certain risks, including expenditures of funds on, and devotion of management's time to, projects which may not be completed.

    The Company anticipates that future acquisitions and renovations will be financed through a combination of advances under the Credit Facility, other forms of secured or unsecured financing and issuances of securities and interests in the Operating Partnership. If new projects are financed through construction loans, there is a risk that, upon completion of construction, permanent financing for these properties may not be available or may be available only on disadvantageous terms.

    While the Company has generally limited its acquisition, renovation, management and leasing business primarily to the Midwest Region, it is possible that the Company will in the future expand its business to new geographic markets. The Company will not initially possess the same level of familiarity with new markets outside of the Midwest Region, which could adversely affect its ability to acquire, develop, manage or lease properties in any new markets.

    Changing market conditions, including competition from other purchasers of properties similar to the Properties, may diminish the Company's opportunities for attractive acquisitions.

    The Company also intends to review from time to time the possibility of developing and constructing office buildings and other commercial properties in accordance with the Company's development policies. In this regard, the Company, in March 1998, announced its intention to pursue the development of a mid-sized office building to be constructed in suburban Milwaukee. Risks associated with the Company's development and construction activities may include: abandonment of development opportunities; construction costs of a property exceeding original estimates, possibly making the property uneconomical; occupancy rates and rents at a newly completed property which are not sufficient to make the property profitable; the unavailability of financing on favorable terms for development of a property; and an inability to complete construction and lease-up on schedule, resulting in increased debt service expense and construction costs. In addition, new development activities, regardless of whether they would ultimately be successful, typically require a substantial portion of management's time and attention. Development activities would also be subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

EFFECT OF SHARES AVAILABLE FOR FUTURE SALE ON PRICE OF COMMON SHARES

    Virtually all of the outstanding Common Shares, other than shares held by affiliates of the Company, are freely tradable. Common Shares held by affiliates of the Company are subject to limitations on the volume that may be sold other than sales pursuant to a registration statement under the Securities Act or an applicable exemption from registration thereunder. The sale or issuance or the potential for sale of additional shares by the Company, the sale of shares held by affiliates or the sale of a significant number of shares by other current holders could have an adverse impact on the market price of the Common Shares.

DEPENDENCE ON KEY PERSONNEL

    The Company is dependent on the efforts of its executive officers, particularly Richard A. May, the Company's Chief Executive Officer, Patrick R. Hunt, the Company's President and Chief Operating Officer, Richard L. Rasley, the Company's Executive Vice President, and Raymond M. Braun, the Company's Senior Vice President-Acquisitions. The loss of their services could have a material adverse effect on the Company's operations, financial condition and results of operations.

NO LIMITATION ON DEBT

    The Company currently has a policy of incurring debt only if upon such incurrence the total debt to total market capitalization ratio would be 50% or less, but the organizational documents of the Company do not contain any limitation on the amount of indebtedness the Company may incur. Accordingly, the Board of Trustees could alter that policy at any time. If that policy was changed, the Company could become more highly leveraged, resulting in increased debt service costs that could adversely affect the Company's cash flow and, consequently, the amount available for distribution to shareholders and could increase the risk of default on the Company's indebtedness.

    The Company has established its debt policy relative to its total debt to total market capitalization ratio rather than relative to the book value of its assets. The Company has used total market capitalization because it believes that the book value of its assets (which to a large extent is the depreciated original cost of real property, the Company's primary tangible assets) does not accurately reflect its ability to borrow and to meet debt service requirements. The market capitalization of the Company, however, is more variable than book value, and does not necessarily reflect the fair market value of the underlying assets of the Company. The Company also will consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of its Properties upon refinancing and the ability of particular Properties and the Company as a whole to generate sufficient cash flow to cover expected debt service costs.

CHANGES IN POLICIES WITHOUT SHAREHOLDER APPROVAL

    The Company's investment, financing, borrowing, distribution and conflicts of interest policies and its policies with respect to all other activities will be determined by the Company's Board of Trustees. Although the Board of Trustees has no present intention to do so, it can amend, revise or eliminate these policies at any time and from time to time at its discretion without a vote of the shareholders. A change in any of these policies could adversely affect the Company's financial condition or results of operations or the market price of the Common Shares.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT; OTHER TAX LIABILITIES

    TAX LIABILITIES AS A CONSEQUENCE OF FAILURE TO QUALIFY AS A REIT. The Company elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ended December 31, 1993, and the Company believes that it has been organized and has operated in such a manner so as to qualify as a REIT for federal income tax purposes. Although the Company believes that it will remain organized and will continue to operate so as to qualify as a REIT, no assurance can be given that the Company has so qualified or will be able to remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (in certain instances, on an annual and quarterly basis) set forth in highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and may be affected by various factual matters and circumstances not entirely within the Company's control. In the case of a REIT, such as the Company, that holds substantially all of its assets in partnership form, the complexity of these Code provisions and the applicable Treasury Regulations that have been promulgated thereunder is even greater. Further, no assurance can be given that future legislation, new Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company, however, is not aware of any pending proposal to amend the tax laws that would materially and adversely affect its ability to operate in such a manner so as to qualify as a REIT.

    If the Company were to fail to qualify as a REIT with respect to any taxable year, the Company would not be allowed a deduction in computing its taxable income for amounts distributed to its shareholders, and would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. As a result, any net earnings of the Company available for investment or distribution to shareholders would be reduced for the year or years involved because of the additional tax liability of the Company, and distributions to shareholders would no longer be required to be made. Moreover, unless entitled to relief under certain statutory provisions, the Company would also be ineligible for qualification as a REIT for the four taxable years following the year during which such qualification was lost. Although the Company believes it has operated and currently intends to operate in a manner designed to allow it to continue to qualify as a REIT, future economic, market, legal, tax or other considerations may cause it to determine that it is in the best interests of the Company and its shareholders to revoke the REIT election.

    OTHER TAX LIABILITIES. Even if the Company continues to qualify for and maintains its REIT status, it may be subject to certain federal, state and local taxes on its income and property.

EFFECT OF REIT DISTRIBUTION REQUIREMENTS

    To maintain its status as a REIT for federal income tax purposes, the Company generally will be required each year to distribute to its shareholders at least 95% of its taxable income (excluding any net capital gain and after certain adjustments). In addition, the Company will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions paid by it with respect to any calendar year are less than the sum of 85% of its ordinary income for such year plus 95% of its capital gain net income for such year plus 100% of its undistributed income from prior taxable years.

    The Company intends to make distributions to its shareholders to comply with the 95% distribution requirement of the Code and to avoid the nondeductible excise tax described above. The Company anticipates that cash flow from operations, including its share of distributions from the Operating Partnership, will be sufficient to enable it to pay its operating expenses and meet the distribution requirements of a REIT, but no assurance can be given that this will be the case. In addition, differences in timing between (i) the actual receipt of income and the actual payment of expenses and (ii) the inclusion of such income and the deduction of such expenses in arriving at taxable income of the Company could leave the Company without sufficient cash to enable it to meet the REIT distribution requirements. Similarly, if the IRS were to determine that the Company had failed to comply with the 95% distribution requirement of the Code for any taxable year, under certain circumstances, the Company would be able to rectify that failure by paying "deficiency dividends" to its shareholders, as well as interest to the IRS, in a later taxable year. The amount of any such "deficiency dividends" and interest could exceed the Company's available cash. Accordingly, the Company could be required to borrow funds or liquidate investments on adverse terms to comply with such requirements. The requirement to distribute a substantial portion of the Company's taxable income could also cause the Company to have to distribute amounts that would otherwise be spent on future acquisitions, unanticipated capital expenditures or repayment of debt, which would require additional borrowings or sales of assets to fund the costs of such items and could restrict the Company's ability to expand at the same pace as it has historically or at a pace necessary to remain competitive.

FAILURE OF OPERATING PARTNERSHIP TO QUALIFY AS A PARTNERSHIP FOR FEDERAL INCOME
  TAX PURPOSES

    The Company believes that the Operating Partnership has been organized as a partnership and qualifies for treatment as such for federal income tax purposes. If the Operating Partnership failed to qualify as a partnership for federal income tax purposes and were instead taxable as a corporation, the Company would cease to qualify as a REIT because of its inability to satisfy the REIT gross income and asset tests (as set forth in the Code), and the Operating Partnership would be subject to federal income tax (including any applicable minimum tax) on its taxable income at regular corporate rates. The imposition of a corporate tax on the Operating Partnership would also reduce the amount of cash available for distribution to the Company and its shareholders.

LIMITS ON CHANGES IN CONTROL

    Certain provisions of the Company's Amended and Restated Declaration of Trust (the "Declaration of Trust") and bylaws (the "Bylaws") may have the effect of delaying, deferring or preventing a third party from making an acquisition proposal for the Company and may therefore inhibit a change in control of the Company. For example, such provisions may (i) deter tender offers for the Company's shares of beneficial interest, which offers may be attractive to shareholders or (ii) deter purchases of large blocks of the Company's shares of beneficial interest, thereby limiting the opportunity for shareholders to receive a premium for their shares over then-prevailing market prices. These provisions include the following:

    LIMITS ON OWNERSHIP OF SHARES. For the Company to maintain its qualification as a REIT for federal income tax purposes, not more than 50% in value of the outstanding shares of beneficial interest of the Company may be owned, actually or constructively (under the applicable attribution rules of the Code), by five or fewer individuals (as defined in the Code to include certain tax-exempt entities other than, in general, qualified domestic pension funds) at any time during the last half of any taxable year of the Company (the "five or fewer requirement"). For taxable years of the Company beginning on or after January 1, 1998, however, the Company's failure to satisfy the five or fewer requirement would no longer result in the Company's disqualification as a REIT so long as the Company has otherwise complied with the requirements under the Code and the applicable Treasury Regulations for ascertaining the actual ownership of its outstanding shares of beneficial interest and maintaining records of such ownership, and the Company did not know, and would not have known by exercising reasonable diligence, that it actually failed to meet the five for fewer requirement. In addition, if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively (under the applicable attribution rules of the Code) owns 10% or more of a tenant of the Company (or a tenant of any partnership in which the Company is a partner), the rent received by the Company (either directly or indirectly through any such partnership) from such tenant will not be qualifying income for purposes of the REIT gross income tests of the Code.

    The Declaration of Trust provides for certain restrictions on the ownership and transfer of Common Shares and Preferred Shares. It should be emphasized that the ownership and transfer restrictions in the charter of the Company's predecessor, Great Lakes REIT, Inc. (the "Corporation"), prior to its amendment and restatement in September 1997, and the ownership and transfer restrictions in the Corporation's bylaws did not ensure that the Company in fact satisfied the share ownership requirements described above for its taxable years commencing prior to January 1, 1998, primarily because the provisions in the Corporation's charter did not operate automatically to void any attempted transfer, acquisition or ownership of shares of the Corporation's stock that would result in the disqualification of the Corporation as a REIT but instead required the Corporation's Board of Directors to take action to prohibit or deem to be null and void any such attempted transfer, acquisition or ownership of such shares or to purchase or redeem any such shares. Particularly after the shares of the Corporation's common stock became publicly traded, the Board of Directors of the Corporation may not have become aware of attempted transfers, acquisitions or ownership of the Corporation's common stock that would cause the Corporation to fail to qualify as a REIT. Moreover, the restrictions on ownership and transferability contained in the Corporation's bylaws may not be enforceable against holders of the Corporation's common stock (which shares of common stock were subsequently converted into Common Shares) who became holders prior to the time that the restrictions were added to the Corporation's bylaws in February 1997. If the Corporation failed to satisfy the share ownership requirements for any of its taxable years commencing prior to January 1, 1998, the status of the Corporation, and the Company as successor to the Corporation, as a REIT would have terminated, and the Corporation would not have been able to prevent such termination.

    ISSUANCE OF ADDITIONAL SHARES. The Declaration of Trust authorizes the Board of Trustees to issue authorized but unissued Common Shares and Preferred Shares and to classify any unissued Preferred Shares and to reclassify any previously classified but unissued shares of any series. Prior to issuance of shares of each series, the Board of Trustees is required by Maryland law, and the Declaration of Trust to set, subject to the provisions of the Declaration of Trust regarding restriction on transfer of shares of beneficial interest, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such series. The Board of Trustees could authorize the issuance of Preferred Shares with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control of the Company that might involve a premium price for Common Shares or otherwise be in the best interest of the shareholders. As of July 27, 1998, there were 10,000,000 authorized but unissued Preferred Shares and no Preferred Shares outstanding; the Company has no present plans to issue any Preferred Shares.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF MARYLAND LAW AND THE DECLARATION
  OF TRUST AND BYLAWS

    As more fully described below, the business combination provisions and the control share acquisition provisions of the Maryland General Corporation Law, as amended ("MGCL"), that are applicable to Maryland real estate investment trusts, the provisions of the Declaration of Trust on removal of trustees, and the advance notice provisions of the Bylaws could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for holders of Common Shares or otherwise be in their best interest. The following paragraphs summarize certain anti-takeover effects of each of these items.

    CLASSIFIED BOARD OF TRUSTEES. The Declaration of Trust authorizes the Company to have a Board of Trustees with three classes, each class of trustees serving staggered three-year terms. Although the Company currently has no intention of implementing a classified Board of Trustees, the Board of Trustees would have the discretion to do so at any time pursuant to the Declaration of Trust. Adoption of a classified Board of Trustees could delay, defer or prevent a transaction or change in control of the Company that might involve a premium price for holders of Common Shares or otherwise be in their best interest.

    REMOVAL OF TRUSTEES. Pursuant to the Declaration of Trust, a trustee may be removed with or without cause by the affirmative vote of a majority of all the votes entitled to be cast in the election of trustees. This provision, when coupled with the provision in the Bylaws authorizing the Board of Trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees except upon an affirmative majority vote and filling the vacancies created by such removal with their own nominees.

    BUSINESS COMBINATIONS. Under the MGCL, as applicable to Maryland real estate investment trusts, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns ten percent or more of the voting power of the trust's shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting shares of beneficial interest of the trust (an "Interested Shareholder") or an affiliate of such an Interested Shareholder are prohibited for five years after the most recent date on which the Interested Shareholder becomes an Interested Shareholder. Thereafter, any such business combination generally must be recommended by the board of trustees of such trust and approved by two super-majority votes of the shareholders. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by resolution of the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder.

    Therefore, the business combination provisions of the MGCL will apply to any business combination between the Company and any Interested Shareholder, unless the Board of Trustees adopts a resolution exempting the Company from the business combination provisions of the MGCL or approving business combinations, either specifically or generally. The Board of Trustees currently is unaware of any current or potential Interested Shareholder, so the Board of Trustees has no current plans for further action with respect to these provisions.

    CONTROL SHARE ACQUISITIONS. The MGCL, as applicable to Maryland real estate investment trusts, provides that "control shares" of a Maryland real estate investment trust acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of beneficial interest owned by the acquiror, officers or by trustees who are employees of the trust. "Control Shares" are voting shares of beneficial interest which, if aggregated with all other such shares of beneficial interest previously acquired by the acquiror or with respect to which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing trustees within one of the following ranges of voting power: (i) one-fifth or more but less than one-third,
(ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction or (b) to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

    The Bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's shares of beneficial interest. The Board of Trustees may in the future amend or eliminate this provision.

ADVANCE NOTICE OF TRUSTEE NOMINATIONS AND NEW BUSINESS

    The Bylaws of the Company provide that (a) with respect to an annual meeting of shareholders, nominations of persons for election to the Board of Trustees and the proposal of business to be considered by shareholders may be made only
(i) pursuant to the Company's notice of the meeting, (ii) by the Board of Trustees or (iii) by a shareholder who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in the Bylaws and (b) with respect to special meetings of shareholders, only the business specified in the Company's notice of meeting may be brought before the meeting of shareholders and nominations of persons for election to the Board of Trustees may be made only (i) pursuant to the Company's notice of the meeting, (ii) by the Board of Trustees or (iii) provided that the Board of Trustees has determined that trustees shall be elected at such meeting, by a shareholder who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in the Bylaws.

POSSIBLE LOSSES NOT COVERED BY INSURANCE

    The Company carries comprehensive liability, fire, extended coverage and rental loss insurance covering all of the Properties, with policy specifications and insured limits that the Company believes are adequate and appropriate under the circumstances. There are, however, certain types of losses that are not generally insured because it is not economically feasible to insure against such losses. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose its capital invested in the Property, as well as the anticipated future revenue from the Property and, in the case of debt with recourse to the Company, would remain obligated for any mortgage debt or other financial obligations related to the Property. Any such loss would materially adversely affect the Company.

POSSIBLE ENVIRONMENTAL LIABILITIES

    Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases at such property and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner knew of or caused the presence of the contaminants, and the liability under such laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure properly to remediate the contamination on such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances at a disposal or treatment facility also may be liable for the costs of removal or remediation of a release of hazardous or toxic substances at such disposal or treatment facility, whether or not such facility is owned or operated by such person. In addition, some environmental laws create a lien on the contaminated site in favor of the government for damages and costs incurred in connection with the contamination. Finally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such site.

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON SHARES

    One of the factors that will influence the market price of the Common Shares in public markets will be the distribution rate on the Common Shares. To the extent distribution rates do not increase sufficiently in response to increasing market interest rates, such an increase in interest rates may adversely affect the market price of the Common Shares.

                            SELLING SECURITYHOLDERS

    The following table sets forth information as to the ownership of Common Shares as of June 30, 1998 by the Selling Shareholders listed below. Each of the Selling Shareholders acquired the Common Shares offered hereby pursuant to the Stock Purchase Agreement dated as of August 20, 1996 (the "Stock Purchase Agreement") by and among the Company and the Selling Shareholders. Pursuant to the Registration Rights Agreement dated as of August 20, 1996 (the "Registration Rights Agreement") by and among the Company and the Selling Shareholders, the Company has granted the Selling Shareholders certain registration rights with respect to the 3,867,000 Common Shares acquired by them pursuant to the Stock Purchase Agreement (collectively, the "Registrable Shares"). The following summary of certain material provisions of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. In accordance with its obligations under the Registration Rights Agreement, the Company has registered the Common Shares offered hereby under the Securities Act pursuant to the Registration Statement of which this Prospectus forms a part.

    Subject to certain terms and conditions, the Registration Rights Agreement provides that not later than the 180th day after the closing of the Company's initial public offering, the Company is obligated to cause a registration statement covering the Registrable Shares. The Company completed its initial public offering on May 13, 1997. The Company is obligated to use its best efforts, subject to any Permitted Interruption (as defined in the Registration Rights Agreement), to cause such registration statement to remain effective until the earlier of (i) the date on which all Registrable Shares have been sold under such registration statement and (ii) the later of (A) the date that is 12 months after such registration statement becomes effective and (B) the date that all Registrable Shares are freely transferable pursuant to Rule 144(k) or any successor rule of the rules and regulations promulgated under the Securities Act (assuming for purposes of calculating such period that no holder of Registrable Shares is an affiliate of the Company) in any case, as extended by the period of any Permitted Interruption.

    The Registration Rights Agreement also provides that if the Company proposes to register Common Shares under the Securities Act on any Registration Statement covering such Common Shares, the holders of Registrable Shares are entitled to have their shares included in such Registration Statement on a pro rata basis at the Company's expense, subject to certain other terms and conditions set forth in the Registration Rights Agreement. The Company has agreed to pay all expenses incident to the Offering, including all related registration and filing fees. In addition, the Company and the Selling Shareholders have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

    Except as indicated below, none of the Selling Shareholders is a trustee, executive officer or employee of the Company.

                                                       COMMON SHARES                               COMMON SHARES
                                                 BENEFICIALLY OWNED PRIOR                     BENEFICIALLY OWNED AFTER
                                                    TO THE OFFERING(1)                            THE OFFERING(2)
                                                 -------------------------  NUMBER OF SHARES  ------------------------
NAME OF BENEFICIAL OWNER                           NUMBER     PERCENTAGE     OFFERED HEREBY    NUMBER     PERCENTAGE
-----------------------------------------------  ----------  -------------  ----------------  ---------  -------------
Morgan Stanley Dean Witter & Co.(3)(4).........   1,939,700         11.1%       1,000,000       939,700          5.4%
Fortis Benefits Insurance Company(3)(5)........   1,010,000          5.8        1,000,000        10,000        *
Logan, Inc.(3)(6)..............................     682,000          3.9          482,000       200,000          1.1%
Pension Trust Account No.......................     385,000          2.2          385,000             0        *
  104972 Held by Bankers
  Trust Company as Trustee
Wellsford Karpf Zarrilli Ventures,
  L.L.C.(3)(7).................................      76,923        *               76,923             0        *

------------------------

*   Less than 1%.

(1) Except as otherwise noted, all persons have sole voting and investment power with respect to their shares.

(2) Assumes all Registrable Shares will be sold pursuant to the Offering.

(3) Based on the most recent Schedule 13D or 13G on file with the Commission, except as discussed in footnotes (4) and (6) below.

(4) As reported in a Schedule 13G filed with the Commission on May 7, 1998 by Morgan Stanley Dean Witter & Co., an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940 ("MSDW"), and Morgan Stanley Asset Management Inc., an investment advisor registered under
    Section 203 of the Investment Advisors Act of 1940 ("MSAM"), (i) MSDW has shared voting power as to 1,834,300 Common Shares and shared dispositive power as to 1,934,700 Common Shares and (ii) MSAM has shared voting power as to 1,421,700 Common Shares and shared dispositive power as to 1,522,100 Common Shares. Russell C. Platt, a director of the Company from August 1996 to February 1997, is a Managing Director of MSAM. Mr. Platt was appointed to the Board of Directors in August 1996 pursuant to MSAM's right to nominate one director under the Stock Purchase Agreement. Includes options exercisable within 60 days to purchase 5,000 Common Shares, which options were granted to Mr. Platt as director compensation and assigned by Mr. Platt to MSAM.

(5) James J. Brinkerhoff, a director of the Company, is a Senior Vice President, Real Estate of Fortis Advisers, Inc., which provides investment advisory services to Fortis Benefits Insurance Company ("FBIC"), and an Officer of FBIC. Mr. Brinkerhoff was appointed to the Board of Directors in August 1996 pursuant to FBIC's right to nominate one director under the Stock Purchase Agreement. Includes options exercisable within 60 days to purchase 10,000 Common Shares, which options were granted to Mr. Brinkerhoff as director compensation and assigned by Mr. Brinkerhoff to FBIC.

(6) Logan, Inc. is an indirect wholly owned subsidiary of The Northwestern Mutual Life Insurance Company ("NML"). NML owns 200,000 shares (50,000 of which are held in The Northwestern Mutual Life Insurance Company Group Annuity Separate Account). Logan, Inc. and NML have shared voting and investment power with respect to 482,000 of such shares.

(7) Edward Lowenthal, a member of Wellsford Karpf Zarrilli, L.L.C. ("WKZV"), is a director of the Company. Mr. Lowenthal was appointed to the Board of Directors in August 1996 pursuant to WKZV's right to nominate one director under the Stock Purchase Agreement. In addition, beginning in December 1996, the Company retained Karpf, Zarrilli & Co. Incorporated ("Karpf Zarrilli") as a consultant in connection with certain matters. In its capacity as consultant, the Company paid Karpf Zarrilli $118,750 plus expenses of $10,884 through the closing of the Company's initial public offering in May 1997. Steven A. Karpf and Frederick P. Zarrilli are Principals of Karpf Zarrilli and members of WKZV.

                              PLAN OF DISTRIBUTION

    The Common Shares offered hereby may be sold from time to time by the Selling Shareholders. The Selling Shareholders may from time to time sell all or a portion of such Common Shares in one or more transactions (which may involve one or more block transactions) on the exchange on which the Common Shares are traded, if any, in the over-the-counter market, in separately negotiated transactions or in a combination of such transactions; that each sale may be made either at market prices prevailing at the time of such sale or at negotiated prices; that some or all of the Common Shares may be sold through brokers acting on behalf of the Selling Shareholders or to dealers or underwriters for resale by such dealers or underwriters; and that in connection with such sales such brokers, dealers and underwriters may receive compensation in the form of discounts or commissions from the Selling Shareholders and may receive commissions from the purchasers of Common Shares for whom they act as broker or agent (which discounts and commissions are not anticipated to exceed those customary in the types of transactions involved).

    To the extent required, the specific Common Shares to be sold, the respective purchase price and the public offering price, the names of any such broker, dealer or underwriter, any commissions or discounts which respect to a particular offer and any other information material to the transaction will be set forth in an accompanying supplemental prospectus or, if appropriate, a post-effective amendment to the Registration Statement of which this Prospectus is a part.

    In connection with any sales through a broker, such broker may act as agent for the Selling Shareholders or may purchase from the Selling Shareholders all or a portion of such Common Shares as principal. Common Shares sold by a broker may involve one or more of the following transactions: (i) block transactions (which may involve crosses) in which a broker may sell all or a portion of such shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (ii) purchases by any broker as principal and resale by such broker for its own account pursuant to a Prospectus Supplement; (iii) an exchange distribution or a secondary distribution in accordance with applicable NYSE rules; (iv) ordinary brokerage transactions and transactions in which any broker solicits purchasers; (v) sales "at the market" to or through the market maker or into an existing trading market, on an exchange or otherwise, for such Common Shares; and (vi) sales in other ways not involving market makers or established trading markets, including direct sales to institutions or individual purchasers.

    If the sale of any shares is effected through underwriters, such underwriters will be named in a supplemental prospectus. The Selling Shareholders and any broker-dealers that participate with the Selling Shareholders in the distribution of the Common Shares may be deemed to be underwriters and any commissions received by them and any profit on the resale of shares by them might be deemed to be underwriting discounts and commissions under the Securities Act. Any broker-dealers or others who may be deemed underwriters may be entitled under agreements entered into with the Company and the Selling Shareholders to indemnification against certain liabilities, including liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in respect thereof.

    Any Common Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus. There can be no assurance that any Selling Shareholder will sell any or all of such Common Shares, and any Selling Shareholder may transfer, devise or gift such Common Shares by other means not described herein.

    The Company has advised the Selling Shareholders that this Offering will terminate on the earlier of the date that all Common Shares subject to the Offering have been sold or otherwise disposed of to parties unaffiliated with the Selling Shareholders or on December 5, 1998, unless otherwise extended. No offers or sales may be made in reliance on this Prospectus following the earlier of the date that all Common Shares subject to the Offering have been sold or otherwise disposed of to parties unaffiliated with the Selling Shareholders or November 19, 1998, unless otherwise extended.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Jones, Day, Reavis & Pogue, Chicago, Illinois, and certain matters of Maryland law, including the validity of the Common Shares offered hereby, will be passed upon for the Company by Ballard Spahr Andrews & Ingersoll, LLP, Baltimore, Maryland. Jones, Day, Reavis & Pogue will rely on Ballard Spahr Andrews & Ingersoll, LLP as to matters of Maryland law.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, the statements of revenues and certain expenses of TRI-ATRIA Office Building and 777 Eisenhower Plaza for the year ended December 31, 1996 appearing in the Company's Current Report on Form 8-K/A dated February 6, 1998, the statement of revenue and certain expenses of Star Bank Office Building and the combined statement of revenue and certain expenses of Milwaukee Portfolio for the year ended December 31, 1997 included in the Company's Current Report on Form 8-K/A dated June 18, 1998, and the combined statement of revenue and certain expenses of Inverness Properties included in the Company's Current Report on Form 8-K/A dated July 24, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and statements of revenues and certain expenses are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER OR ANY PERSON DEEMED TO BE AN UNDERWRITER WITHIN THE MEANING OF THE SECURITIES ACT. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE SECURITIES COVERED BY THIS PROSPECTUS, NOR DOES IT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH AN OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO SOME IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION.

                              -------------------

                               TABLE OF CONTENTS

                                                   PAGE
                                                 ---------
Available Information..........................          2
Incorporation of Certain Documents by
 Reference.....................................          2
The Company....................................          3
The Offering...................................          3
Use of Proceeds................................          4
Risk Factors...................................          4
Selling Securityholders........................         13
Plan of Distribution...........................         15
Legal Matters..................................         16
Experts........................................         16

                                2,943,923 SHARES

                                GREAT LAKES REIT

                                COMMON SHARES OF
                              BENEFICIAL INTEREST

                             ---------------------

                                   PROSPECTUS

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following is a list of the estimated expenses to be incurred by the Company in connection with the issuance and distribution of the Common Shares being registered hereby, other than underwriting discounts and commissions.

Securities and Exchange Commission registration fee................  $  21,609
Printing costs.....................................................     10,000
Accounting fees and expenses.......................................      5,000
Legal fees and expenses............................................     20,000
Miscellaneous expenses.............................................      3,391
                                                                     ---------
  Total............................................................  $  60,000
                                                                     ---------
                                                                     ---------

ITEM 15.  INDEMNIFICATION OF TRUSTEES AND OFFICERS

    Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Company's Amended and Restated Declaration of Trust (the "Declaration of Trust") contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

    The Declaration of Trust authorizes the Company, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former trustee or officer or (b) any individual who, while a trustee of the Company and at the request of the Company, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise from and against any claim or liability to which such person may become subject or that such person may incur by reason of his status as a present or former trustee or officer of the Company. The Company's bylaws (the "Bylaws") obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any present or former trustee or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a trustee of the Company and at the request of the Company, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a trustee, director, officer or partner of such real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity, against any claim or liability to which he may become subject by reason of such status. The Declaration of Trust and Bylaws also permit the Company to indemnify and advance expenses to any person who served a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company. The Bylaws require the Company to indemnify a trustee or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity.

    Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as is permitted by the Maryland General Corporation Law, as amended ("MGCL") for directors and officers of Maryland corporations. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or on his behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    The Company has in effect insurance policies in the amount of $5,000,000 covering all of the Company's trustees and officers.

ITEM 16.  EXHIBITS

      4.1  Amended and Restated Declaration of Trust of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4,
            Commission File No. 333-56167 (the "S-4")).

      4.2  Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the S-4).

      4.3  Stock Purchase Agreement dated as of August 20, 1996 by and among the Company and the Selling Shareholders (incorporated by reference to Exhibit 1 to the Company's
            Current Report on Form 8-K filed with the Securities and Exchange Commission on
            August 28, 1996).

      4.4  Registration Rights Agreement dated as of August 20, 1996 by and among the Company and the Selling Shareholders (incorporated by reference to Exhibit 2 to the
            Company's Current Report on Form 8-K filed with the Securities and Exchange
            Commission on August 28, 1996).

      5.1  Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the securities being registered.

     23.1  Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in their opinion filed as Exhibit 5.1).

     23.2  Consent of Ernst & Young LLP.

ITEM 17.  UNDERTAKINGS

    (a)  The undersigned registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of the securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

PROVIDED, HOWEVER, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 28th day of July, 1998.

                                        GREAT LAKES REIT

                                        By:          /s/ Richard A. May
                                           -------------------------------------
                                                      Richard A. May
                                             CHAIRMAN OF THE BOARD OF TRUSTEES
                                                AND CHIEF EXECUTIVE OFFICER

    Pursuant to the requirements of the Securities Act, this Post-Effective Amendment No. 1 to Registration Statement has been signed below by the following persons in the capacities indicated and on the 28th day of July, 1998.

                                                    TITLE
                                     -----------------------------------
        /s/ Richard A. May           Chairman of the Board of Trustees
-----------------------------------   and Chief Executive Officer
          Richard A. May              (Principal Executive Officer)

        /s/ Patrick R. Hunt
-----------------------------------  President, Chief Operating Officer
          Patrick R. Hunt             and Trustee

                                     Senior Vice President-Finance,
          /s/ James Hicks             Chief Financial Officer and
-----------------------------------   Treasurer (Principal Financial
            James Hicks               Officer and Principal Accounting
                                      Officer)

                     *
-----------------------------------  Trustee
       James J. Brinkerhoff

                     *
-----------------------------------  Trustee
         Daniel E. Josephs

                     *
-----------------------------------  Trustee
         Edward Lowenthal

                     *
-----------------------------------  Trustee
        Donald E. Phillips

    Richard L. Rasley, by signing his name hereto, does hereby sign and execute this Post-Effective Amendment No. 1 to Registration Statement on behalf of each of the above-named Trustees of Great Lakes REIT pursuant to powers of attorney executed by each of such Trustees and previously filed with the Securities and Exchange Commission.

     *By /s/ Richard L. Rasley
-----------------------------------  July 28, 1998
          Richard L. Rasley
           ATTORNEY-IN-FACT

                                 EXHIBIT INDEX

      4.1  Amended and Restated Declaration of Trust of the Company (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4,
            Commission File No. 333-56167 (the "S-4")).

      4.2  Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the S-4).

      4.3  Stock Purchase Agreement dated as of August 20, 1996 by and among the Company and the Selling Shareholders (incorporated by reference to Exhibit 1 to the Company's
            Current Report on Form 8-K filed with the Securities and Exchange Commission on
            August 28, 1996).

      4.4  Registration Rights Agreement dated as of August 20, 1996 by and among the Company and the Selling Shareholders (incorporated by reference to Exhibit 2 to the
            Company's Current Report on Form 8-K filed with the Securities and Exchange
            Commission on August 28, 1996).

      5.1  Opinion of Ballard Spahr Andrews & Ingersoll, LLP regarding the validity of the securities being registered.

     23.1  Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in their opinion filed as Exhibit 5.1).

     23.2  Consent of Ernst & Young LLP.